UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COLONY CREDIT REAL ESTATE, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
Colony Capital, Inc.
Attention: Ronald M. Sanders, Esq.
515 S. Flower St., 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,987,552(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,987,552(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,987,552(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.5%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
This amount includes (i) 44,911,929 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form

S-3ASR, filed with the SEC on October 11, 2019, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,987,552(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,987,552(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,987,552(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.5%(2)
14	Type of Reporting Person (See Instructions) OO

(1)
This amount includes (i) 44,911,929 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form

S-3ASR, filed with the SEC on October 11, 2019, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.7%(2)
14	Type of Reporting Person (See Instructions) OO

(1)
This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form

S-3ASR, filed with the SEC on October 11, 2019 and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)
This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)
The calculation of the percentage is based on the sum of (i) 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,063(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,063(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,063(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.04%(2)
14	Type of Reporting Person (See Instructions) IA

(1)	This amount includes 51,063 shares of the Issuer’s Class A Common Stock.

(2)
The calculation of the percentage is based on the 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019.

Explanatory Note

The Reporting Persons (as defined below) are refiling this Amendment No. 1 to the Schedule 13D, without any changes or modifications, solely to file this Amendment No. 1 under the correct EDGAR submission code for Schedule 13D amendments.

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), Colony Capital Operating Company, LLC (“CCOC”), and Colony Capital, Inc. (“Colony Capital”) as the Reporting Persons on December 13, 2018. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
This Amendment is being filed to (i) amend Items 2, 3 and 5 with respect to CLNC Manager, LLC, as set forth below, and (ii) report the events described in Item 4 of this Amendment below. Other than as described herein, there have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons and all changes in percentages of Class A Common Stock beneficially owned are caused by fluctuations in the number of shares of Class A Common Stock of the Issuer outstanding.

Item 2.	Identity and Background.
Item 2 is hereby amended and supplemented by adding the following at the end thereof:
In addition to RED REIT, NRF Holdco, CCOC and Colony Capital, this statement on Schedule 13D is filed on behalf of CLNC Manager, LLC, a Delaware limited liability company (“Manager”, and collectively with RED REIT, NRF Holdco, CCOC, and Colony Capital, the “Reporting Persons”). Manager is held indirectly by CCOC and is the external manager to the Issuer.
The principal business address of Manager is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
During the last five years, Manager has not and, to its knowledge, none of the executive officers listed on Annex A hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The information set forth in updated Annex A hereto is incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
For services provided by or on behalf of Manager for the benefit of the Issuer, the Issuer from time to time grants restricted Shares to Manager under the Issuer's equity incentive plan. The restricted Shares granted to Manager generally vest in three substantially equal installments on each of the first three anniversaries of the grant date. Manager typically grants all or a substantial portion of such restricted Shares, on substantially the same terms and service requirements, to certain of its employees and affiliates providing services for the benefit of Manager and the Issuer.

As of the date of this Amendment, Manager holds 51,063 restricted Shares.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On November 6, 2019, Thomas J. Barrack, Jr., the Executive Chairman and Chief Executive Officer of Colony Capital, delivered a non-binding letter to the Issuer's independent directors seeking to explore with the Issuer the possible internalization of the management of the Issuer and a transfer of Colony Capital’s credit management business to the Issuer. The letter sets forth the main components of a possible internalization, which may include one or more of the following: (i) the internalization of Colony Capital’s credit management business, which may include key senior management, into the Issuer via cancellation of the Issuer’s management agreement and the possible contribution to the Issuer by Colony Capital of the management contracts of some or all of Colony Capital’s existing direct credit funds and the management of related investment and co-investment general partner vehicles, (ii) entering into a new management agreement pursuant to which the Issuer would manage certain existing credit investments that would continue to be held by Colony Capital, (iii) the continuation of the Issuer’s non-exclusive right to use the Colony Capital brand for credit investments for a period of time to be agreed upon by the parties, and/or (iv) certain changes in the Issuer’s board of directors and management. The letter provides that an internalization would be subject to, among other things, the negotiation of terms and definitive documentation and approval of the boards of directors of Colony Capital and the Issuer (or an authorized committee thereof in each case). The letter is included as Exhibit 99.2 and is incorporated herein by reference.
There can be no assurance that the Issuer and Colony Capital will reach an agreement with respect to an internalization or any of the other matters described in the letter, that the nature or terms of an internalization or any such other matters will not differ from the description in the letter, or that an internalization or any such other matters will be completed.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) –(b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Colony Capital	47,987,552(2)	36.5%(4)
NRF Holdco	3,537,045(3)	2.7%(4)
RED REIT	3,075,623(3)	2.4% (4)
CCOC	47,987,552 (2)	36.6%(4)
Manager	51,063	0.04%(5)
(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.
(2) Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 461,422 Shares held by NRF Holdco, (ii) 44,399,444 Shares held by CCOC, (iii) 51,063 Shares held by Manager, and (iv) 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(3) Pursuant to Rule 13d-3(d) under the Act, this amount includes 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(4) The calculation of the percentage is based on the sum of (i) 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019, and (ii) the Shares issuable upon the redemption of OP Units beneficially owned by the

Reporting Person, which have been added to the total Shares outstanding amount in accordance with Rule 13d-3(d)(1)(i) under the Act.
(5) The calculation of the percentage is based on 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019.
(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Person.
(d) Not applicable.
(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 - Joint Filing Agreement, dated November 7, 2019, between Colony Capital, Inc., Colony Capital Operating Company, LLC, NRF RED REIT Corp., NRF Holdco, LLC and CLNC Manager, LLC
Exhibit 99.2 - Letter to the Independent Directors of Colony Credit Real Estate, Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2019	CLNC MANAGER, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

NRF RED REIT CORP.

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

COLONY CAPITAL OPERATING COMPANY, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

COLONY CAPITAL, INC.

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS
COLONY CAPITAL, INC.
The following sets forth the name, position and principal occupation of each director and executive officer of Colony Capital, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital, Inc., 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital, Inc.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by Colony Capital, Inc.’s directors and executives officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director and executive officer who owns Shares, such director or executive officer, as the case may be, has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Directors	Title/Principal Occupation	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Executive Chairman, Chief Executive Officer Colony Capital, Inc.	195,863	*

Douglas Crocker II	Director, Colony Capital, Inc. Managing Partner DC Partners LLC	—	—

Nancy A. Curtin	Director, Colony Capital, Inc. Chief Investment Officer and Head of Investments Close Brothers Asset Management	—	—

Jon A. Fosheim	Director, Colony Capital, Inc. Private Investor	—	—

Justin Metz	Director, Colony Capital, Inc. Managing Principal Related Companies	—	—

George G. C. Parker	Director, Colony Capital, Inc. Professor Stanford University’s Graduate School of Business	—	—

Charles W. Schoenherr	Director, Colony Capital, Inc. Managing Director Waypoint Residential, LLC	12,836	*

John L. Steffens	Director, Colony Capital, Inc. Founder Spring Mountain Capital, LP	—	—

John A. Somers	Director, Colony Capital, Inc. Private Investor	—	—

Darren J. Tangen	President and Chief Financial Officer Colony Capital, Inc.	65,759	*

Mark M. Hedstrom	Executive Vice President and Chief Operating Officer Colony Capital, Inc.	58,353	*

Ronald M. Sanders	Executive Vice President and Chief Legal Officer and Secretary Colony Capital, Inc.	46,899	*

Kevin P. Traenkle	Executive Vice President and Chief Investment Officer Colony Capital, Inc.	174,877	*

Neale Redington	Chief Accounting Officer Colony Capital, Inc.	45,086	*

1
This percentage is based on the sum of (i) the 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

*	Less than 1%.

COLONY CAPITAL OPERATING COMPANY, LLC
The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. There are no directors of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital Operating Company, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by Colony Capital Operating Company, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chairman, Chief Executive Officer	195,863	*

Darren J. Tangen	President	65,759	*

Mark M. Hedstrom	Vice President, Treasurer	58,353	*

Ronald M. Sanders	Vice President, Secretary	46,899	*

Neale Redington	Vice President	45,086	*

1
This percentage is based on the sum of (i) the 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019, and (ii) any Shares that the executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

*	Less than 1%.

NRF HOLDCO, LLC
The following sets forth the name and position of each executive officer of NRF Holdco, LLC. There are no directors of NRF Holdco, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of NRF Holdco, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by NRF Holdco, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chairman, Chief Executive Officer	195,863	*

Darren J. Tangen	President	65,759	*

Mark M. Hedstrom	Vice President, Treasurer	58,353	*

Ronald M. Sanders	Vice President, Secretary	46,899	*

Neale Redington	Vice President	45,086	*

1
This percentage is based on the sum of (i) the 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019, and (ii) any Shares that the executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

*	Less than 1%.

NRF RED REIT CORP.
The following sets forth the name and position of each director and executive officer of NRF RED REIT Corp. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of NRF RED REIT Corp.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by NRF RED REIT Corp.’s directors and executives officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director and executive officer who owns Shares, such director or executive officer, as the case may be, has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chief Executive Officer	195,863	*

Darren J. Tangen	Director, President	65,759	*

Mark M. Hedstrom	Vice President, Treasurer	58,353	*

Ronald M. Sanders	Vice President, Secretary	46,899	*

Neale Redington	Vice President	45,086	*

1
This percentage is based on the sum of (i) the 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019, and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

*	Less than 1%.

CLNC MANAGER, LLC
The following sets forth the name and position of each executive officer of CLNC Manager, LLC. There are no directors of CLNC Manager, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of CLNC Manager, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by CLNC Manager, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned[1]

Thomas J. Barrack, Jr.	Chief Executive Officer	195,863	*

Darren J. Tangen	Director, President	65,759	*

Mark M. Hedstrom	Vice President, Treasurer	58,353	*

Ronald M. Sanders	Vice President, Secretary	46,899	*

1
This percentage is based on the sum of (i) the 128,540,053 shares of the Issuer’s Class A Common Stock issued and outstanding as of October 10, 2019, as reported in the Issuer’s Registration Statement on Form S-3ASR, filed with the SEC on October 11, 2019, and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.

*	Less than 1%.